EXHIBIT 99.1

Caledonia Mining Corporation Plc: Completion of the acquisition of the Bilboes gold project in Zimbabwe and appointment of Executive Director

ST HELIER, Jersey, Jan. 06, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce that, following the satisfaction of conditions precedent, it has today completed the acquisition of Bilboes Gold Limited, the parent company which owns, through its Zimbabwe subsidiary, Bilboes Holdings (Private) Limited (“Bilboes Holdings”), the Bilboes gold project in Zimbabwe (“Bilboes” or the “Project”). Please refer to Caledonia’s announcement on July, 21 2022 for further details of the Project and the Transaction.

As a reminder, the total consideration payable is, subject to adjustment (see below), 5,123,044 shares representing approximately 28.5 per cent of Caledonia’s fully diluted share capital and a 1 per cent net smelter royalty (“NSR”) on the Project’s revenues (the “Transaction”). Based on the last trading day’s closing share price on NYSE American of US$12.82 per share, the value of the maximum number of new shares that could be issued as consideration if there is no adjustment is currently US$65,677,424.

Highlights

  Bilboes is a large, high grade gold deposit located approximately 75 km north of Bulawayo, Zimbabwe. Historically, it has been subject to a limited amount of open pit mining.
  The Project has NI43-101 compliant proven and probable mineral reserves of 1.96 million ounces of gold in 26.64 million tonnes at a grade of 2.29 g/t and measured and indicated mineral resources of 2.56 million ounces of gold in 35.18 million tonnes at a grade of 2.26 g/t and inferred mineral resources of 577,000 ounces of gold in 9.48 million tonnes at a grade of 1.89 g/t1. The Project has produced approximately 288,000 ounces of gold since 1989.
  A feasibility study prepared by the vendors (the "DRA Feasibility Study") indicates the potential for an open-pit gold mine producing an average of 168,000 ounces per year over a 10-year life of mine.
  Caledonia will conduct its own feasibility study to identify the most judicious way to commercialise the Project to optimize shareholder returns. One approach that will be considered is a phased development which would minimise the initial capital investment and reduce the need for third party funding.
  Caledonia entered into a tribute arrangement with Bilboes Holdings when it entered into the share purchase agreement so that oxide operations could re-start. The tribute agreement is now unnecessary due to completion of the Transaction and oxide operations are anticipated to start from February 2023 with the expectation that Bilboes Holdings will return to profitable operations shortly thereafter. This also has the benefit of an element of pre-stripping for the main development of the Project.

Under the Transaction, 5% of the total consideration shares (256,152 shares (the “Deferred Shares”)) will be retained by Caledonia in order that any customary adjustments to the purchase price can be calculated after completion to account for any extraordinary liabilities incurred prior to completion. This calculation is expected to be completed in the next few weeks.

Furthermore, 441,095 of the total consideration shares that would have been issued to Toziyana (the “Escrow Shares”) will be withheld by Caledonia to be issued to Shining Capital in settlement of a separate commercial arrangement between Toziyana's holding company and Shining Capital’s subsidiary Infinite Treasure Limited. The issue of the Escrow Shares to Shining Capital is subject to Reserve Bank of Zimbabwe approval for the commercial arrangement between Toziyana's holding company and Infinite Treasure Limited.

Accordingly, following today’s completion, 4,425,797 new shares in Caledonia are being issued to the sellers of Bilboes (the “Completion Shares”) and up to 697,247 additional shares comprised of Deferred Shares and Escrow Shares will be issued in due course, at which time further announcements will be made.

The number of Completion Shares being issued to the sellers of Bilboes is therefore as follows:

Name	Shares issued	Percentage of Caledonia’s fully diluted share capital upon issue of the Completion Shares
Toziyana Resources Limited (“Toziyana”)	2,279,074	13.21%
Baker Steel Resources Trust Limited (“BSRT”)[2]	760,000	4.40%
Shining Capital Holdings II LP (“Shining Capital”)[3]	1,386,723	8.03%
TOTAL	4,425,797	25.64%

Following the issue of Completion Shares, Caledonia will have a total number of shares in issue of 17,258,923 common shares of no par value each. Caledonia has no shares in treasury; therefore, this figure may be used by holders of securities in the Company as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

Application has been made by Caledonia for the admission of depositary interests representing the Completion Shares to trading on AIM and it is anticipated that trading in such securities will commence on January 11, 2023.

Pursuant to the terms of the Transaction, Mr Victor Gapare, who is affiliated with Toziyana, has been appointed as an Executive Director with effect from today. Victor obtained a Masters in Business Leadership degree (MBL) from the University of South Africa in 1999 and a Bachelor of Business Studies honours degree (BBS Hon) from the University of Zimbabwe in 1986. Victor was previously the Operations Director for the gold and pyrites business of Anglo American Corporation Zimbabwe Limited when Bilboes was part of its portfolio and is a former President of the Chamber of Mines Zimbabwe. He has been the CEO of Bilboes Holdings since the management buyout of Bilboes from Anglo American Corporation Zimbabwe Limited in 2003.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

“Completion of the Transaction is the cornerstone in Caledonia’s strategy to create a mid-tier, multi-asset gold producer focussed on Zimbabwe.

“Bilboes is a large, high-grade sulphide deposit which is amenable to low-cost, open-pit operations. A feasibility study on the Bilboes project which has been prepared by the Bilboes vendors envisages production of approximately 168,000 ounces of gold per annum over a 10-year life. Now that the Transaction has completed, Caledonia will commission its own feasibility study to identify the most appropriate way to commercialise this asset having regard to the availability of funding with the objective of maximising Caledonia’s net present value per share. I anticipate the feasibility study will take 12 to 14 months to complete.

“In the short term, I expect ore production from the Bilboes oxides will commence in early February and we anticipate beginning to recover gold from the heap leach from March.

“The acquisition of Bilboes should be seen in the context of the successful implementation of the Central Shaft project at Blanket Mine, which is now producing at its target production rate of 80,000 ounces per annum4, and the acquisitions of the exploration projects at Maligreen and Motapa. We recently announced an upgrade to the existing mineral resource base at Maligreen5. Motapa is at a much earlier stage but, given its large size, its attractive geological prospectivity and its contiguity with Bilboes we believe it is a highly attractive addition to our portfolio.

“I look forward to working with Victor and in particular developing Bilboes and other investments in Zimbabwe with him and the rest of the management team on behalf of Caledonia.”

Caledonia’s Chairman, Leigh Wilson, also commented on the announcement, saying:

“I am very pleased the acquisition of Bilboes has been completed. I extend my appreciation to the Bilboes vendors and their advisors for their active assistance in closing what has been a complex deal, and in particular to Victor Gapare who has been closely involved with Caledonia management in satisfying a number of key conditions to the Transaction.

“It is my pleasure to welcome Victor to the Caledonia Board. His extensive knowledge of both the Project itself and, more broadly, of mining in Zimbabwe is an invaluable addition to the Board.”

This news release has been approved by Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, the Company's qualified person as defined by Canada's National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101”).

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

Rothschild & Co (Financial Advisor to Caledonia) Giles Douglas Muhammad Jaffer	Tel: +27 11 428 3700 Tel: +44 20 7280 5000

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Dzika Dhana Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Appendix 1 - Current and Previous Directorships of Mr Gapare and other matters required to be notified in accordance with paragraph (g) of Schedule 2 to the AIM Rules

The names of all companies and partnerships of which Mr Gapare has been a director or partner at any time in the previous five years are set out below.

Current
African Century Limited
Bilboes Holding (Private) Limited
Clacton Investments (Private) Limited
Doctudey Investments (Private) Limited
Eastic Investments (Private) Limited
Gat Finance (Private) Limited
Gat Investments (Private) Limited
Intrachem (Private) Limited
Iron Duke Pyrites (Private) Limited
Iron Mask Aerotech (Private) Limited
Odzi Resources Zimbabwe (Private) Limited
Pokoteke (Pty) Limited
Powerspeed Electrical Limited
Rinemeck Investments (Private) Limited
Sepdom Investments (Private) Limited
Toziyana Resources Limited

Previous
Bembezi Gold Mines (Private) Limited
Bilboes Gold Limited
Maligreen Mining Company (Private) Limited
Max Mind Investments (Private) Limited
Pan African Mining (Private) Limited
R Davis (Private) Limited
Tayanna Mocambique Limited

Mr Gapare’s full name is Victor Robinson Gapare. He is 58 years old.

Mr Gapare is interested in the shares issued to Toziyana. He holds no share options in the Company.

There are no other matters which have been disclosed to the Company that are required to be announced pursuant to paragraph (g) of Schedule 2 to the AIM Rules.

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, our plans regarding a modified development plan with a phased approach with lower initial production and a lower peak funding requirement and our plans and timing regarding further exploration and drilling and development. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the assessment of the existing capital intensity of the Bilboes gold project and Caledonia’s experience of project development in Zimbabwe and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to the completion of the acquisition, risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserves and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this press release may not be comparable to similar information disclosed by U.S. companies. The requirements of NI 43-101 for identification of reserves and resources are also not the same as those of the SEC, and any reserves or resources reported in compliance with NI 43-101 may not qualify as “reserves” or “resources” under SEC standards. Accordingly, the mineral reserve and resource information set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

1 Refer to the technical report entitled “BILBOES GOLD PROJECT FEASIBILITY STUDY” with effective date December 15, 2021 prepared by DRA Projects (Pty) Ltd and filed by the Company on SEDAR (www.sedar.com) on July 21, 2022 (the “DRA Feasibility Study”).
2 BSRT also entered into the NSR on completion. As stated in the July 21, 2022 announcement, the NSR is perpetual but has been capped. The parties have agreed the cap at $90million (which would require the Project to produce revenues of $9billion).
3 Parent company of Infinite Treasure Limited, the party to the share purchase agreement in respect of the Transaction, agreed by Infinite Treasure Limited to receive the shares.
4 Refer to the technical report entitled "Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR on May 26, 2021.
5 Refer to technical report entitled "Caledonia Mining Corporation Plc Updated NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe" dated November 3, 2022 prepared by Minxcon (Pty) Ltd and filed on SEDAR on November 7, 2022.